Mail Stop 4561


								December 21, 2005


By U.S. Mail and facsimile to 810-987-0079

Timothy D. Regan
Chief Financial Officer
Citizens First Bancorp Inc.
522 Water Street
Port Huron, MI  48060

Re:	Citizens First Bancorp Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-32041

Dear Mr. Regan:

      We have reviewed your response letter dated October 4, 2005 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 -Securities, page 60

1. We note your response to comment 1 of our letter dated
September
22, 2005. Please tell us your expected period of time sufficient for a recovery in the fair value on your investment in FHLMC preferred stock and what actions you plan to take if your expectations are not met.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      You may contact Matthew Komar (Staff Accountant) at (202)
551-
3781 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,



      Amit Pande
Assistant Chief Accountant
Timothy D. Regan
Citizens First Bancorp Inc.
December 21, 2005
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